Exhibit 99.1

Calhoun, Blair & Associates

Petroleum Consultants

4625 Greenville Avenue, Suite 102

Dallas, Texas 75206

214-522-4925

Fax 214-346-0310

Rgblair@swbell.net

January 24, 2019

Dorchester Minerals Operating GP LLC

General Partner

3838 Oak Lawn Avenue, Suite 300

Dallas, Texas 75219-4541

Gentlemen:

In accordance with your instructions we have prepared estimates of oil and gas reserves from certain leasehold and royalty interests owned by Dorchester Minerals Operating LP, which consist of properties grouped by Hugoton NPI, Republic NPI, Spinnaker NPI, Minerals NPI and Bradley NPI. We have projected our estimates of future oil and gas production annually, as of December 31, 2018, for these properties. This report includes 100% of the oil and gas reserves owned by Dorchester Minerals Operating, LP, all of which are located in the contiguous United States. This report was prepared to provide Dorchester Minerals Operating LP with Securities and Exchange Commission compliant reserve estimates.

Information necessary for the preparation of these estimates was obtained from records furnished by Dorchester Minerals Operating LP, from records on file with the state regulatory bodies, and from our own files. No special tests were obtained to assist in the preparation of this report. For the purpose of this report, the individual well tests and production information as reported in the records on file with the state regulatory bodies were accepted as represented, together with all other factual data provided by Dorchester Minerals Operating LP, including the extent and character of the interest appraised.

The following table contains the estimated net reserves and revenues attributable to the property groups as of December 31, 2018.

	Hugoton NPI	Republic NPI	Spinnaker NPI
Net Oil Reserves, BBL	0	31,000	120
Net Gas Reserves, MMCF	14,061.640	98.100	29.610
Net Products Reserves, BBL	450,040	1,980	210
Net Oil and Gas Revenue, $	51,574,280	2,251,400	92,240
Net Operating Expense, $	39,042,070	743,210	29,060
Net Taxes, $	3,758,220	242,640	6,700
Net Capital Costs, $	0	0	0
Net Income, $	8,773,990	1,265,550	56,480
Net Present Worth at 10%, $	5,729,980	795,960	35,110

	Minerals NPI	Bradley NPI	Total NPI
Net Oil Reserves, BBL	1,484,680	38,650	1,554,450
Net Gas Reserves, MMCF	6,205.880	130.180	20,525.390
Net Products Reserves, BBL	116,650	790	569,670
Net Oil and Gas Revenue, $	108,843,930	2,918,890	165,680,750
Net Lease Operating Expense, $	30,495,670	494,780	70,804,790
Net Taxes, $	10,290,300	193,770	14,491,630
Net Capital Costs, $	0	0	0
Net Income, $	68,057,960	2,230,340	80,384,320
Net Present Worth at 10%, $	46,881,940	1,620,500	55,063,490

All estimated reserves in this report are considered as proved developed producing. Proved developed producing reserves are those proved to a high degree of certainty by reason of actual completion or successful testing. Estimates of proved reserves were made using standard geological and engineering methods accepted by the petroleum industry. The method, or combination of methods, utilized was tempered by experience in the area, state of development, quality and extent of the basic data and production history. These methods and procedures were appropriate for the purpose served by this report and we have used all methods necessary under the circumstances to prepare this report.

When the information was available and the method was applicable, oil and gas reserves in this report were estimated by the extrapolation of historical trends of pressure decline as a function of cumulative production, oil and gas production decline as a function of time and oil and gas production decline as a function of cumulative production. For certain wells having a limited production history, reserves were estimated by analogy with nearby similar wells in the same formation. All gas volumes are raw wellhead gas volumes expressed at 60 degrees Fahrenheit and at a standard pressure base of 14.65 pounds per square inch absolute.

Reserves in this report are expressed as gross and net oil and gas production. Net oil and gas production represent those reserves net to the appraised interest after deducting all leasehold and royalty interests owned by others. Values of reserves are expressed in terms of net operating revenues, cash flow before taxes, and present worth. Net operating revenue is revenue, which would accrue to the appraised interests from the production and sale of the estimated net reserves. Cash flow before taxes is obtained by deducting severance and ad valorem taxes, net operating expenses and capital costs from net operating revenue. Oil and gas prices, net operating expenses and future capital costs were furnished by Dorchester Minerals Operating LP. Present worth is defined as the future cash flow before taxes discounted at the rate of ten (10.00) percent per year compounded annually. For the purpose of this report no estimate was made of salvage value for the existing lease and well equipment, or costs involved in abandonment of the wells.

Due to inherent uncertainties in future production rates, commodity prices and geologic conditions, the reserves included in this report are estimates only and should not be construed as being exact quantities. The revenues from such reserves and the actual costs related thereto could be more or less than the estimated amounts. The scope of this investigation did not include an environmental study of these properties, nor was an on-site field inspection conducted. For the purpose of this report, it was necessary to assume that these properties are in compliance with existing government regulations. Because of governmental policies and uncertainties of supply and demand, the prices actually received for the reserves included in this report, and the costs incurred in recovering such reserves, may vary from price and cost assumptions in this report. In any case, estimates of reserves may increase or decrease as a result of future operation and as more production history becomes available. There are no known pending regulations that would affect the ability of Dorchester Minerals Operating LP to recover the estimated reserves in this report.

The oil and gas prices included in this report were provided by Dorchester Minerals Operating LP and were adjusted for BTU, fuel and line losses as well as for local markets. The Hugoton prices were determined as an unweighted arithmetic average of the Panhandle Eastern (Texas and Oklahoma) first day of the month price during the twelve-month period of 2018. The benchmark gas price for the Hugoton operated properties was $2.47 per MMBTU before adjustments for fuel and shrink. The benchmark prices for the other NPI properties were determined as an unweighted arithmetic average of the NYMEX Henry Hub and West Texas Intermediate-Cushing first day of the month price during the twelve-month period of 2018. The benchmark oil, gas and plant products prices for the NPI properties were $65.56 per barrel, $3.10 per MMBTU and $37.58 per barrel respectively. The overall weighted average prices were $60.60 per barrel, $2.44 per MMBTU and $37.58 per barrel.

Calhoun, Blair & Associates have not examined the title to these properties, nor has the actual degree or type of interest owned been independently confirmed. We are independent petroleum engineers; we do not own an interest in these properties and are not employed on a contingent basis. Basic field performance data together with our engineering work sheets are maintained on file in our office and are available for review. Calhoun Blair & Associates have met the requirements regarding qualifications, independence, objectivity, and confidentiality set forth in the “Standards Pertaining to the Estimating and Auditing of Oil and Gas Reserves Information” (revised February 2007) promulgated by the Society of Petroleum Engineers. The engineer responsible for the preparation of reserve and revenue estimates in this report is Robert G. Blair. Mr. Blair is a Licensed Professional Engineer in the State of Texas who has 36 years of experience in the oil and gas industry. Mr. Blair earned his Bachelor of Science degree in Petroleum Engineering from Mississippi State University and his Master of Science in Management and Administrative Sciences from The University of Texas at Dallas. He has prepared reserve reports for public and private filings for the past 35 years.

Included in this report are summaries of gross and net oil and gas reserves grouped by Hugoton NPI, Republic NPI, Spinnaker NPI, Minerals NPI and Bradley NPI. Also included are projections of estimated annual gross and net oil and gas production, net operating revenue, severance and ad valorem taxes, net operating expenses, net capital costs, cash flow before taxes, and present worth for all properties appraised as of December 31, 2018. Present worth of future cash flow is not meant to represent the Fair Market Value of these properties or of Dorchester Minerals Operating LP.

 Yours very truly,

 /s/ Robert G. Blair, P.E.

Calhoun, Blair & Associates

Licensed Professional Engineer

State of Texas #68057